UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

Ahmet H. Okumus c/o Okumus Fund Management Ltd. 767 Third Avenue, 35th Floor New York, NY 10017 Telephone Number: 212-201-2640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS
Okumus Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,560,033

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,560,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,560,033

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS

Okumus Opportunistic Value Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,560,033

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,560,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,560,033

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS

Ahmet H. Okumus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,560,033

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,560,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,560,033

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	94733A104

Item 1.	Security and Issuer.

The name of the issuer is Web.com Group, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12808 Gran Bay Parkway, West Jacksonville, Florida 32258.  This is Amendment No. 3 to Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Okumus Fund Management Ltd., a Cayman Islands exempted company ("Okumus Fund Management"), Ahmet H. Okumus, a citizen of the Republic of Turkey ("Mr. Okumus"), and Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (the "Opportunistic Value Fund" and, collectively with Okumus Fund Management and Mr. Okumus, the "Reporting Persons").

(b)
The principal business address for Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017.  The principal business address of the Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110.

(c)
Mr. Okumus is the President of Okumus Fund Management, an investment adviser that serves as investment manager of the Opportunistic Value Fund.  Mr. Okumus is also a Director of the Opportunistic Value Fund.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Opportunistic Value Fund, which is the direct owner of the Shares.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $182,670,243.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares were acquired for investment in the ordinary course of the Reporting Persons' investment activities.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Okumus Fund Management, Mr. Okumus and the Opportunistic Value Fund may each be deemed to be the beneficial owners of 9,560,033 Shares, constituting 18.8% of the Shares, based upon 50,866,925 Shares outstanding as of the date hereof.

The Opportunistic Value Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 9,560,033 Shares (the "Opportunistic Value Fund Shares").  Okumus Fund Management, as the investment manager of the Opportunistic Value Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,560,033 Opportunistic Value Fund Shares, and, therefore, Okumus Fund Management may be deemed to be an indirect beneficial owner of the Opportunistic Value Fund Shares.  By virtue of Mr. Okumus' position as the President of Okumus Fund Management, Mr. Okumus may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,560,033 Opportunistic Value Fund Shares, and, therefore, Mr. Okumus may be deemed to be an indirect beneficial owner of the Opportunistic Value Fund Shares.

All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016
(Date)

Okumus Fund Management Ltd.*

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus *

/s/ Ahmet H. Okumus

*  Each of Okumus Fund Management Ltd. and Ahmet H. Okumus disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated July 11, 2016, relating to the Common Stock, par value $0.001 per share of Web.com Group, Inc. shall be filed on behalf of the undersigned.

July 11, 2016
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
6/2/2016	Purchase	6,000	$17.0551
6/3/2016	Purchase	77,300	$17.158
6/6/2016	Purchase	40,079	$17.3737
6/7/2016	Purchase	410,822	$17.4712
6/8/2016	Purchase	81,112	$17.4395
6/9/2016	Purchase	187,491	$17.5486
6/10/2016	Purchase	683,438	$17.5047
6/13/2016	Purchase	658,650	$17.50
6/17/2016	Purchase	1,900	$17.4873
6/20/2016	Purchase	36,100	$17.367
6/21/2016	Purchase	39,870	$17.4858
6/24/2016	Purchase	84,080	$17.2985
6/27/2016	Purchase	236,859	$16.915